Mamma.com Releases Q1 2006 Results

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Q1 net loss of $0.875 million ($0.06 per share)

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Cash and cash equivalents at $8.3 million

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Operating activities used cash of $91 thousand during Q1 2006

Montreal, Canada May 15, 2006 - Mamma.com Inc., (the "Company"), (NASDAQ: MAMA), reported its financial results for the first quarter ended March 31, 2006. Unless otherwise stated, all figures in this release are in US dollars.

The Company’s Q1 2006 net loss was $875,083 ($0.06 per share) compared to a net loss of $890,822 ($0.07 per share) for the same period in 2005. Revenues in the first quarter of 2006 were $2,209,662, 26% below the $3,001,715 revenues for the same period in 2005. The decrease of $792,053 was mainly due to a reduction in the graphic advertising revenues of $1,134,329 due to the loss of a significant number of sales people. Revenues in Q1 2006 included those of Copernic for the entire current quarter of $522,402. Q1 2006 revenues increased by $0.55 million compared to Q4 2005, representing a 33% increase.

Loss from continuing operations in Q1 2006 was $900,672, compared with Q1 2005 of $653,459. Payout costs over search and graphic advertising revenues were at 32%, compared with 41% in Q1 2005 mainly due to product mix between search and graphic. General and administration expenses decreased by $648,368 mainly due to a confirmed reimbursement of $460,000 by our insurance carrier for expenses related to the SEC investigation incurred in 2005, which was received in May 2006, and a general reduction in professional fees in relation to the purported securities class action lawsuits and SEC investigation. Product development and technical support increased by $362,223 in Q1 2006 compared to Q1 2005 mainly due to the acquisition of Copernic. In Q1 2006 the amortization of intangible assets reflected the impact of the acquisition of Copernic.

During the first quarter of 2006, the purchase price allocation relating to the 2005 acquisition of Copernic was adjusted to reflect additional assets and liabilities assumed by the Company. The purchase price allocation was therefore adjusted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

Cash, cash equivalents and temporary investments at March 31, 2006 were $8,348,649, a reduction of $165,864 compared with December 31, 2005.

Guy Fauré, the Company’s President and CEO stated: “Following the acquisition of Copernic at the end of Q4 2005, Q1 2006 has been a quarter focused on rebuilding the organization. Our search advertising revenues remain fairly stable and we have concentrated our efforts on rebuilding the sales team for the graphic advertising and hiring new salespeople to market the Copernic Desktop Search (CDS) software. We have hired and trained five salespeople who are now actively prospecting clients for both the graphic advertising and CDS products and services. From Q4 2005 to Q1 2006 graphic advertising revenues have declined primarily because of our strategy to shift the focus from small advertisers to major advertising agencies, which results in a lag time before we can penetrate new markets. Search advertising revenues have increased from Q4 2005 to Q1 2006 because of the added revenues from the Copernic Agent browser traffic and because of an increase in our revenues resulting from an optimization effort with our partners. The increase in revenues for search advertising contrasts with the decline in these revenues last year.”

Added Mr. Fauré: “We believe advertisers are increasingly demanding high quality traffic for their campaigns and we have a competitive offer in this sector to respond to this demand. We also believe that our “white labeled” CDS offering can help major portals and Internet content providers to retain their precious users and generate more Web search revenues. We are pursuing the commercialization effort of CDS with positive expectations.”

Guy Fauré concluded: “Q1 has been a quarter during which the Company has strengthened its plan for the future with the addition of Copernic. We have competitive offerings and a stronger team.”

The unaudited financial statements for the first quarter ended March 31, 2006 will soon be available on SEDAR and EDGAR and on www.mammainc.com.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC.  It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.  Its desktop search application won the CNET Editors' Choice Award as well as the PC World “ World Class award” in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company.  The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR OTHER INFORMATION PLEASE CONTACT:

Guy Fauré, President and Chief Executive Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #146

Telephone Local: (514) 908-4346

Web site:  www.mammainc.com

	As at March 31, 2006 $	As at December 31, 2005 $
Assets

Current assets
Cash and cash equivalents	8,348,649	4,501,201
Temporary investments	-	4,013,312
Accounts receivable	2,876,664	2,623,940
Income taxes receivable	601,667	606,226
Prepaid expenses	133,110	295,288
Future income taxes	33,458	33,505
Assets of discontinued operations	-	9,694

	11,993,548	12,083,166

Future income taxes	13,464	13,483

Income tax credit	54,835	54,912

Investments	720,000	720,000

Property and equipment	568,274	598,758

Intangible assets	8,080,972	8,601,848

Goodwill	15,797,226	16,255,031

	37,228,319	38,327,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,588,172	2,690,943
Deferred revenue	240,562	249,953
Deferred rent	3,941	-
Income tax payable	8,103	8,062
Liabilities of discontinued operations	102,811	189,223

	2,943,589	3,138,181

Future income taxes	2,512,762	2,672,036

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding 14,340,864 common shares (14,340,864 in 2005)	95,298,234	95,298,234

Additional paid-in capital	5,385,764	5,249,902

Cumulative translation adjustment	364,577	370,369

Accumulated deficit	(69,276,607)	(68,401,524)

	31,771,968	32,516,981

	37,228,319	38,327,198

	For the three months ended
	March 31
	2006 $	2005 $

Revenues	2,209,662	3,001,715

Cost of revenues	720,696	1,294,302

	1,488,966	1,707,413

Expenses
Marketing, sales and services	459,131	529,536
General and administration	962,191	1,610,559
Product development and technical support	659,429	297,206
Amortization of property and equipment	43,458	24,777
Amortization of intangible assets	525,623	46,870
Interest and other income	(90,523)	(150,771)
(Gain) loss on foreign exchange	(10,397)	2,695

	2,548,912	2,360,872

Loss from continuing operations before income taxes	(1,059,946)	(653,459)

Recovery of future income taxes	(159,274)	-

Loss from continuing operations	(900,672)	(653,459)

Results of discontinued operations	25,589	(237,363)

Net loss for the period	(875,083)	(890,822)

Net loss per common share – basic and diluted
Loss from continuing operations – basic and diluted	(0.06)	(0.05)
Results of discontinued operations – basic and diluted	0.00	(0.02)
Net loss per common share – basic and diluted	(0.06)	(0.07)

Weighted average number of shares outstanding – basic and diluted	14,340,864	12,263,029

Mamma.com

Condensed Consolidated Cash Flows

(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the three months ended
	March 31
	2006 $	2005 $
Cash flows from

Operating activities
Loss from continuing operations	(900,672)	(653,459)
Adjustments for
Amortization of property and equipment	43,458	24,777
Amortization of intangible assets	525,623	46,870
Employee stock-based compensation	135,862	(92,508)
Future income taxes	(159,274)	-
Net change in non-cash working capital items	263,693	740,302

Cash from (used for) operating activities from continuing operations	(91,310)	65,982
Cash used for operating activities from discontinued operations	(51,129)	(150,413)
	(142,439)	(84,431)
Investing activities
Purchase of property and equipment	(13,178)	(48,850)
Purchase of intangible assets	(4,869)	(9,478)
Net decrease (increase) in temporary investments	4,013,312	(38,406)

Cash from (used for) investing activities from continuing operations	3,995,265	(96,734)

Effect of foreign exchange rate changes on cash and cash equivalents	(5,378)	-

Net change in cash and cash equivalents and restricted cash during the period	3,847,448	(181,165)

Cash and cash equivalents and restricted cash – Beginning of period	4,501,201	20,757,089

Cash and cash equivalents and restricted cash – End of period	8,348,649	20,575,924

Cash and cash equivalents comprise:
Cash	4,413,601	426,666
Short-term investments	3,935,048	20,001,258
	8,348,649	20,427,924
Restricted cash	-	148,000
	8,348,649	20,575,924